SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Neos Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64052L106

(CUSIP Number)

September 12, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person I.R.S. identification number (entity only) John Patience
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 827,371
	6	Shared voting power 0
	7	Sole dispositive power 827,371
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 827,371
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 5.1%
12	Type of reporting person IN

Item 1(a). Name of Issuer:

The name of the issuer is Neos Therapeutics, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

The issuer’s principal executive offices are located at 2940 N. Highway 360, Grand Prairie, TX 75050.

Item 2(a). Name of Person Filing:

The person filing this schedule is John Patience.

Item 2(b). Address of Principal Business Office or, if None, Residence

The address of the person filing this schedule is:

John Patience

Crabtree Partners LLC

77 East Walton Street

Unit 28C

Chicago, IL 60611

Item 2(c). Citizenship

Mr. Patience is a citizen of the United States.

Item 2(d). Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number

64052L106

Item 3. If this statement is filed pursuant to §§ 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the time of institution: not applicable.

Item 4. Ownership

(a)	Amount beneficially owned:

The 827,371 shares of the common stock of Neos Therapeutics, Inc. for which this schedule is filed consist of (i) 516,840 shares held by the John Patience Trust dated 7/23/1993, of which Mr. Patience is sole trustee, (ii) 247,941 shares held by Patience Enterprises LP, of which Mr. Patience is the sole general partner, (iii) 39,590 shares held by the John Patience Defined Benefit Pension Plan, and (iv) 23,000 shares held by the John Patience IRA. Mr. Patience has sole voting and dispositive power with respect to the shares held by such entities. Mr. Patience disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.

(b)	Percent of class:

5.1%

The percentage in this schedule was calculated on the basis of 16,070,705 shares outstanding, which is the number of shares outstanding as of August 10, 2016 as reported by the issuer in its quarterly report on Form 10-Q filed on August 12, 2016.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	827,371

(ii)	Shared power to vote or direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	827,371

(iv)	Shared power to dispose of to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: September 14, 2016.

/s/ JOHN PATIENCE
John Patience

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